                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*



                               MOBILE NATION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   60740N 991
--------------------------------------------------------------------------------
                                 (CUSIP Number)


   CHANCEY WHITE WEST LAKE MEAD BLVD, LAS VEGAS, NEVADA 89128 (702) -354-1358
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  May 13, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


_____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                ------------------------
  CUSIP NO. 60740N 991                                     PAGE 2 OF 5 PAGES
------------------------                                ------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Chancey White   ###-##-####
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
                                                                       (a) |_|
           Not applicable                                              (b) |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (see Instructions)

           PF - PERSONAL FUNDS
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              |_|

           Not applicable
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

     NUMBER OF            450,515
                    ------------------------------------------------------------
      SHARES        8     SHARED VOTING POWER

   BENEFICIALLY           NIL
                    ------------------------------------------------------------
  OWNED BY EACH     9     SOLE DISPOSITIVE POWER

    REPORTING             450,515
                    ------------------------------------------------------------
   PERSON WITH      10    SHARED DISPOSITIVE POWER

                          NIL
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           450,515
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (see Instructions)                                             |_|

           Not applicable
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           78 %
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (see Instructions)

           IN (INDIVIDUAL)
---------- ---------------------------------------------------------------------

------------------------                                ------------------------
  CUSIP NO. 60740N 991                                     PAGE 3 OF 5 PAGES
------------------------                                ------------------------

ITEM 1.  SECURITY AND ISSUER.

         Item 1 of Schedule 13D is supplemented and amended by the information below.

         This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.0001 per share (the "Common Stock"), of Mobile Nation, Inc. (formerly WolfStone, Inc.), a Nevada corporation (the "Company"), which has its principal executive offices at West Lake Mead Blvd, Las Vegas, Nevada 89128.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of Schedule 13D is supplemented and amended by the information below:

         (a)      Chancey White

         (b)      West Lake Mead Blvd, Las Vegas, Nevada 89128

         (c)      Secretary - Treasurer of Mobile Nation, Inc.

         (d) During the last five years, Ms. White has not been convicted in a criminal proceeding.

         (e) During the last five years, Ms. White was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such a proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Ms. White is a resident of Nevada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Chancey White has a direct beneficial ownership interest in 450,515 shares of the common stock of Mobile Nation, Inc. On May 13th, 2008, Ms. White purchased the beneficial ownership of the additional 444,265 shares of common stock from Affinity Financial Group, Inc. for a purchase price of $4,000 pursuant to the terms and conditions of a stock purchase agreement. See Exhibit 1. Stock Purchase Agreement

ITEM 4.  PURPOSE OF TRANSACTION.

Ms. White acquired the 444,265 shares in Mobile Nation, Inc. as a personal investment. Depending on market conditions and other factors, Ms. White may acquire additional securities of Mobile Nation, Inc. as Ms. White deems appropriate, whether in the open market purchases, privately negotiated transactions, private placements with Mobile Nation or otherwise. Ms. White reserves the right to dispose of some or all of her shares in the open market, in privately negotiated transactions to third parties or otherwise. As of the date of this document, Ms. White does not have any plans or proposals that relate to or would result in the acquisition by any person of additional securities of Mobile Nation, or the disposition of securities of Mobile Nation.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Chancey White is the beneficial owner of 449,265 shares in Mobile Nation, Inc. The shares represent an aggregate 78.3% of the issued and out standing shares of common stock of Mobile Nation.

         (b) Chancey White holds the sole power to vote and to dispose of the 449,265 shares of common stock of Mobile Nation.

         (c) Chancey White has not transacted any transaction in the common stock of Mobile Nation during the past 60 days, except as disclosed in this statement.

------------------------                                ------------------------
  CUSIP NO. 60740N 991                                     PAGE 4 OF 5 PAGES
------------------------                                ------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Chancey White and any other person with respect to any securities of Mobile Nation, including but not limited to, transfer of voting of any securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

         1.       Stock Purchase Agreement dated May 13, 2008.

------------------------                                ------------------------
  CUSIP NO. 60740N 991                                     PAGE 5 OF 5 PAGES
------------------------                                ------------------------

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: May 22, 2008                             /s/ Chancey White
                                                -----------------
                                                By: Chancey White
                                                Secretary/Treasurer